UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Goodman, Bruce J.
   500 West Main Street
   Louisville, KY  40202
2. Date of Event Requiring Statement (Month/Day/Year)
   April 12, 1999
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and Chief Information Officer
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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Common (1)                                 |5,400                 |D               |                                               |
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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Common-NQ(2)            |4/12/01  |4/12/09  |Common(1)              |3,898    |$11.625   |D            |                           |
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Common-NQ(2)            |4/12/02  |4/12/09  |Common(1)              |3,898    |$11.625   |D            |                           |
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Common-NQ(2)            |4/12/03  |4/12/09  |Common(1)              |3,898    |$11.625   |D            |                           |
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Common-NQ(2)            |4/12/04  |4/12/09  |Common(1)              |3,898    |$11.625   |D            |                           |
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Common-ISO(2)           |4/12/01  |4/12/09  |Common(1)              |8,602    |$11.625   |D            |                           |
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Common-ISO(2)           |4/12/02  |4/12/09  |Common(1)              |8,602    |$11.625   |D            |                           |
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Common-ISO(2)           |4/12/03  |4/12/09  |Common(1)              |8,602    |$11.625   |D            |                           |
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Common-ISO(2)           |4/12/04  |4/12/09  |Common(1)              |8,602    |$11.625   |D            |                           |
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Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on
February 14, 1996, and amended as of May 27, 1998 and March 1, 1999, pursuant to the Company Rights
Agreement, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2)  Right to buy pursuant to the Company's 1996 Stock Incentive
Plan.